===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
     For the fiscal year ended December 31, 1995

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
     For the transition period from __________________ to _____________________

Commission file Number 0-23728

     A. Full Title of the plan and the address of the plan, if different from that of the issuer named below:

            401(k) SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     OWOSSO CORPORATION
                     ONE TOWER BRIDGE
                     100 FRONT STREET
                     WEST CONSHOHOCKEN, PENNSYLVANIA 19428


===============================================================================


OWOSSO CORPORATION 401(k) SAVINGS PLAN

TABLE OF CONTENTS
- -----------------------------------------------------------------------------------------------------------------------

                                                                                                                 Page

INDEPENDENT AUDITORS' REPORT                                                                                       1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1995 AND FOR THE PERIOD FROM MAY 1, 1995
   (Date of Inception) TO DECEMBER 31, 1995:

   Statement of Net Assets Available for Benefits                                                                  2

   Statement of Changes in Net Assets Available for Benefits                                                       3

   Notes to Financial Statements                                                                                  4-6

SUPPLEMENTAL SCHEDULES:

   Item 27a - Schedule of Assets Held for Investment Purposes - December 31, 1995                                  7

   Item 27d - Schedule of Reportable Transactions - Period from May 1, 1995
     (Date of Inception) to December 31, 1995                                                                      8

Supplemental schedules not included herein are omitted because of the absence of conditions under which they are required.


                             Deloitte & Touche LLP

                                  [LETTERHEAD]



INDEPENDENT AUDITORS' REPORT


To the Trustees and Participants of
   Owosso Corporation 401(k) Savings Plan
West Conshohocken, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of Owosso Corporation 401(k) Savings Plan as of December 31, 1995, and the related statement of changes in net assets available for benefits for the period from May 1, 1995 (Date of Inception) to December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995, and the changes in net assets available for benefits for the period from May 1, 1995 (Date of Inception) to December 31, 1995 in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
- -------------------------


June 13, 1996

OWOSSO CORPORATION 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995
- ------------------------------------------------------------------------------------------------------------------------------------
                                                              Supplemental Information by Fund
                                -------------------------------------------------------------------------------------------
                                                                                                                Fidelity
                                    PNC         PNC         PNC        PNC                PNC         PNC        Advisor
                                   Money     Investment   Managed     Value     PNC     Balanced    Moderate     Growth
                                   Market     Contract     Income    Equity     Loan     Profile     Profile  Opportunities
ASSETS                           Portfolio     Fund      Portfolio  Portfolio   Fund      Fund        Fund        Fund       Total

Cash                             $      612                                                                               $      612
                                 ----------                                                                               ----------

Investments, at current
 value:
    Mutual funds                    667,129              $116,095   $130,681           $1,539,623  $1,538,782   $366,382   4,358,692
    Participant loans                                                         $26,783                                         26,783
    Common/collective funds                   $301,213                                                                       301,213
                                 ----------   --------   --------   --------  -------  ----------  ----------   --------  ---------
      Total investments             667,129    301,213    116,095    130,681   26,783   1,539,623   1,538,782    366,382   4,686,688
                                 ----------   --------   --------   --------  -------  ----------  ----------   --------  ----------

Due from Money Purchase
 Pension Plan                       179,915                                                                                  179,915
Contribution receivable--
 participants                            36     30,625      2,281      1,797                                       3,857      38,596
Contribution receivable--
 employer                           207,100      9,031        549        519                                       1,079     218,278
                                 ----------   --------   --------   --------                                    --------  ----------

      Total contribution
       receivable                   387,051     39,656      2,830      2,316                                       4,936     436,789
                                 ----------   --------   --------   --------                                    --------  ----------

NET ASSETS AVAILABLE FOR
 BENEFITS                        $1,054,792   $340,869   $118,925   $132,997  $26,783  $1,539,623  $1,538,782   $371,318  $5,124,089
                                 ==========   ========   ========   ========  =======  ==========  ==========   ========  ==========

See notes to financial statements.

OWOSSO CORPORATION 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
PERIOD FROM MAY 1, 1995 (DATE OF INCEPTION) TO DECEMBER 31, 1995
- ------------------------------------------------------------------------------------------------------------------------------------
                                                             Supplemental Information by Fund
                               -------------------------------------------------------------------------------------------
                                                                                                                Fidelity
                                   PNC         PNC         PNC        PNC     Parti-      PNC         PNC        Advisor
                                  Money     Investment   Managed     Value    cipant    Balanced    Moderate     Growth
                                  Market     Contract     Income    Equity     Loan     Profile     Profile   Opportunities
                                Portfolio     Fund      Portfolio  Portfolio   Fund       Fund        Fund        Fund      Total

NET ASSETS AVAILABLE
 FOR BENEFITS,
 BEGINNING OF YEAR              $        0   $      0   $      0   $      0  $     0   $        0  $        0  $      0 $        0
                                ----------   --------   --------   --------  -------   ----------  ----------   -------- ----------
ADDITIONS:
  Contributions:
   Rollovers                     4,270,815                                    29,687                                      4,300,502
   Employees                            68    283,956     17,184     10,916                                      23,765     335,889
   Employer                        387,697     86,322      3,624      3,147                                       6,593     487,383
  Interest and dividend income                                        9,386                                       9,144      18,530
  Net realized/unrealized
   appreciation (depreciation)
   in fair value of investments     28,847      5,347        548       (814)               17,828      17,041     6,279      75,076
                                ----------   --------   --------   --------  -------   ----------  ----------  --------  ----------
     Total additions             4,687,427    375,625     21,356     22,635   29,687       17,828      17,041    45,781   5,217,380
                                ----------   --------                        -------   ----------  ----------            ----------
DEDUCTIONS:
 Distribution of benefits to
  participants                     (63,293)    (2,435)                                    (12,304)    (12,355)              (90,387)
 Other                                                                        (2,904)                                        (2,904)
                                ----------   --------                        -------   ----------  ----------            ----------
     Total deductions              (63,293)    (2,435)                        (2,904)     (12,304)    (12,355)              (93,291)
                                ----------   --------                        -------                                     ----------
FUND TRANSFERS, NET             (3,569,342)   (32,321)    97,569    110,362             1,534,099   1,534,096   325,537
                                ----------   --------   --------   --------            ----------  ----------  --------
INCREASE                         1,054,792    340,869    118,925    132,997   26,783    1,539,623   1,538,782   371,318   5,124,089
                                ----------   --------   --------   --------  -------   ----------  ----------  --------  ----------
NET ASSETS AVAILABLE FOR
 BENEFITS, END OF YEAR          $1,054,792   $340,869   $118,925   $132,997  $26,783   $1,539,623  $1,538,782  $371,318  $5,124,089
                                ==========   ========   ========   ========  =======   ==========  ==========  ========  ==========

See notes to financial statements.

OWOSSO CORPORATION 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
PERIOD FROM MAY 1, 1995 (DATE OF INCEPTION) TO DECEMBER 31, 1995
- --------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      Owosso Corporation 401(k) Savings Plan (the "Plan"), was established by Sooner Trailer Manufacturing Co. effective May 1, 1995 for the benefit of its eligible employees. Effective July 1, 1995, Owosso Corporation (the "Company") assumed sponsorship of the Plan. Also effective July 1, 1995, the Owosso Corporation Money Purchase Pension Plan, the Landover Company Money Purchase Pension Plan, the DewEze Profit Sharing Plan (collectively, the "Merged Plans") were merged with and into the Plan. The contributions made by each totalled $2,982,845, $446,578 and $836,837, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Plan document for a complete description of the Plan.

      Participation - Participants in the Merged Plans were eligible for participation in the Plan immediately following the merger. All other employees are eligible to participate after completion of at least 1,000 hours of service in one eligibility computation period.

      Funding - All eligible employees may direct the Company to contribute from 1% to 15% of their compensation to the Plan on their behalf as a basic contribution, subject to an annual dollar limit that is indexed annually for inflation. For 1995, each employee's pre-tax contributions were limited to $9,240. The Company will make matching contributions equal to a percentage determined at the discretion of the Board of Directors at the beginning of each plan year. For the period from May 1, 1995 (date of inception) to December 31, 1995 this matching percentage was set at 50% of the employee's contribution, up to 4% of compensation. Additionally, the Company will make supplemental contributions equal to 3% of the compensation of eligible participants for such plan year, which contribution shall be reduced by amounts forfeited from the accounts of participants.

      Investment Policy - Each employee directs that his/her contribution plus the Company's matching contributions be invested and reinvested in one or more of the investment funds offered by the Trustee and/or in the Company's common stock (effective Plan year 1996). The 3% supplemental contributions are directed into investment options by the Company on behalf of the Plan participants. All income, expenses, gains or losses attributable to assets held in each investment fund are reflected therein exclusively.

      Vesting - The Plan provides that a participant shall have a fully vested interest in his/her Elective Deferral Contribution Account, Voluntary Contribution Account, Qualified Matching Contribution Account, Qualified Supplemental Contribution Account and Rollover Account. The Company's contribution in a particular year becomes fully vested if the participant's employment terminates due to death, disability or retirement. Otherwise, the Company's contributions are vested under a schedule dependent upon the employee's years of vesting service. A participant earns one year of vesting service for each plan year in which such participant completes 1,000 hours of service, as defined by the Plan. Hours of service prior to July 1, 1995 are considered for vesting purposes.

                                                   Vesting
             Years of Service                    Percentage

          Less than one year                           0%
          One but less than two                       10
          Two but less than three                     20
          Three but less than four                    30
          Four but less than five                     40
          Five but less than six                      60
          Six but less than seven                     80
          Seven or more                              100

      Benefits - Benefits are determined by the balance of employee's account, which is based on the amount of employee's contributions, the amount of the Company's contributions, the length of participation in the Plan, and the interest, dividends and/or gains/losses on investments.

      Loans - No loans are permitted under the Plan. Loans outstanding to participants due to their participation in a previous loan from a Merged Plan shall be repaid in equal installments by payroll deductions. Loans outstanding at December 31, 1995 totaled $26,783.

      Termination of the Plan - In the event of termination of the Plan, the interest of the participating employees or their beneficiaries will be distributed in full amount to their credit and not be subject to forfeiture in whole or in part.

      Income Tax Status - The plan administrator intends to apply for an Internal Revenue Service determination of the Plan's tax qualified status. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed to be and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

      Administration of the Plan - Plan administration is the responsibility of the Pension Committee of the Company. Expenses of the Plan are paid by the Company.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Presentation - The financial statements of the Plan have been prepared on the accrual basis of accounting. Investments are stated at fair value which is measured by actual market quotes. Net appreciation or depreciation in the current value of investments includes changes in unrealized gains and losses and realized gains and losses determined on the specified identification basis. Dividends and interest are recorded when earned. Employee and employer contributions are recorded in the period to which they are applicable.

3.    INVESTMENTS

      Investments of the Plan at December 31, 1995 are summarized below:


         Mutual Funds:
           PNC Money Market Portfolio                        $  667,129
           PNC Managed Income Portfolio                         116,095
           PNC Value Equity Portfolio                           130,681
           PNC Balanced Profile Fund                          1,539,623
           PNC Moderate Profile Fund                          1,538,782
           Fidelity Advisor Growth Opportunities Fund           366,382
                                                             ----------
                                                              4,358,692
                                                             ----------
         Other:
           PNC Investment Contract Fund                         301,213
           Participant loans                                     26,783
                                                             ----------
                                                                327,996
                                                             ----------
         Total Investments                                   $4,686,688
                                                             ==========

4.    DUE FROM MONEY PURCHASE PENSION PLAN

      At December 31, 1995, the Company owed contributions totalling $179,915 to the Owosso Corporation Money Purchase Pension Plan. Once the contribution is received by the Owosso Corporation Money Purchase Pension Plan, that amount will be transferred to the Plan. Consequently, the $179,915 has been reflected as a contribution receivable in the accompanying financial statements.

5.    DUE TO FORMER PARTICIPANTS

      Benefits payable to individuals who have elected to withdraw from the Plan but have not yet been paid as of December 31, 1995 were $10,603.

                                     ******

OWOSSO CORPORATION 401(K) SAVINGS PLAN

ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995
_______________________________________________________________________________

                                                                      Current
Identify of Issue         Description of Investment       Cost         Value

                          Mutual Funds:
PNC Bank                    Money Market Portfolio     $  659,836    $  667,129
PNC Bank                    Managed Income Portfolio      115,549       116,095
PNC Bank                    Value Equity Portfolio        131,499       130,681
PNC Bank                    Balanced Profile Fund       1,521,492     1,539,623
PNC Bank                    Moderate Profile Fund       1,521,490     1,538,782
Fidelity Investments        Fidelity Advisors Growth
                              Opportunities Fund          360,103       366,382
                                                       ----------    ----------
                                                        4,309,969     4,358,692
                                                       ----------    ----------
                          Other:
PNC Bank                    Investment Contract Fund      296,301       301,213
Owosso Corporation 401(k)
 Savings Plan               Participant Loan Fund          26,783        26,783
                                                       ----------    ----------
                                                          323,084       327,996
                                                       ----------    ----------

                          TOTAL INVESTMENTS            $4,633,053    $4,686,688
                                                       ==========    ==========

OWOSSO CORPORATION 401(K) SAVINGS PLAN

ITEM 27d -- SCHEDULE OF REPORTABLE TRANSACTIONS
PERIOD FROM MAY 1, 1995 (DATE OF INCEPTION) TO DECEMBER 31, 1995
_______________________________________________________________________________

                                                                                  Net
                                                   Number of      Purchase       Sales     Realized
Identity of Party    Description of Assets       Transactions      Price         Price       Gain

                     Single Transactions:
PNC Bank               Money Market Portfolio        773,467     $  836,837
PNC Bank               Money Market Portfolio        411,350        446,578
PNC Bank               Money Market Portfolio      2,747,545      2,982,845
PNC Bank               Money Market Portfolio      2,807,631      3,047,122   $3,067,533   $20,411
PNC Bank               Moderate Profile Fund         138,307      1,533,550
PNC Bank               Balanced Profile Fund         126,011      1,533,552

                     Series of Transactions:
PNC Bank               Money Market Portfolio      3,933,191      4,267,163
PNC Bank               Money Market Portfolio      3,324,168      3,605,980    3,628,880    22,900
Fidelity Investments   Fidelity Advisors Growth
                         Opportunities Fund           11,580        360,103
PNC Bank               Moderate Profile Fund         138,384      1,534,400
PNC Bank               Balanced Profile Fund         126,081      1,534,402
PNC Bank               Investment Contract Fund      209,851        341,176

                                      -8-

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               OWOSSO CORPORATION 401(k) SAVINGS PLAN

                               By: OWOSSO CORPORATION, Plan Administrator

                                  By: /s/ George B. Lemmon, Jr.
Date June 28, 1996                    ------------------------------------------
                                     George B. Lemmon, Jr.
                                     Chief Executive Officer

                                 EXHIBIT INDEX

Exhibit No.                                  Description

23                                 Consent of Deloitte & Touche LLP